Mail Stop 4561

July 23, 2009

VIA USMAIL and FAX (561) 422 - 4160

Mr. Alan B. Levin
Chief Financial Officer
National Holdings Corporation
1200 North Federal Highway, Suite 400
Boca Raton, Florida 33432

      Re: **National Holdings Corporation**
             Form 10-K for the year ended 9/30/2008
             Filed on 12/29/2008
             Form 10-Q for the periods ended 12/31/2008 and 3/31/2009
             Filed on 2/17/2009 and 5/15/2009
             Definitive Proxy Statement on Schedule 14A
             Filed on 1/28/2009
             File No. 001-12629

Dear Mr. Alan B. Levin:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Cicely LaMothe
                Branch Chief